SUPPLEMENT Dated December 19, 2014
To the Current Prospectus and Statement of Additional Information For:

Voya GoldenSelect Access	Voya GoldenSelect Landmark
Voya GoldenSelect ESII	Voya GoldenSelect Premium Plus

Issued by Voya Insurance and Annuity Company
Through Its Separate Account B

This supplement updates the Prospectus and Statement of Additional Information (the "SAI") and subsequent supplements thereto for your variable annuity contract. Please read it carefully and keep it with your copy of the Prospectus and SAI for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

IMPORTANT INFORMATION REGARDING UPCOMING INVESTMENT PORTFOLIO REORGANIZATIONS

The following information only affects you if you currently invest in, or plan to invest in, the subaccount that corresponds to the Voya Global Resources Portfolio.

The Board of Trustees of Voya Investors Trust approved a proposal to reorganize the **Voya Global Resources Portfolio** (the "Merging Portfolio") into the **Voya Global Value Advantage Portfolio** (the "Surviving Portfolio"). The proposed reorganization is subject to shareholder approval. If shareholder approval is obtained, the reorganization is expected to take place on or about March 6, 2015 (the "Reorganization Date").

Merging Portfolios	*Surviving Portfolios*
Voya Global Resources Portfolio (Class ADV)	Voya Global Value Advantage Portfolio (Class T)
Voya Global Resources Portfolio (Class S)*	Voya Global Value Advantage Portfolio (Class S)

*This Portfolio is currently closed to new investments and transfers.

As a result of the merger, effective on the Reorganization Date the **Voya Global Value Advantage Portfolio** (Class T) will be added as an available investment option and **Voya Global Value Advantage Portfolio** (Class S) will be closed to new investments and transfers.

The **Voya Global Value Advantage Portfolio** is designated as an Accepted Fund for MGIB, Voya LifePay, Voya Joint LifePay, Voya LifePay Plus and Voya Joint LifePay Plus riders purchased before January 12, 2009.

Prior to the Reorganization Date, you may reallocate your contract value in the Merging Portfolio to another investment portfolio or fixed option currently available under your contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract.

On the Reorganization Date, your contract value remaining in the Merging Portfolio will automatically become an investment in the Surviving Portfolio with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

After the Reorganization Date, the Merging Portfolio will no longer be available under the contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all future allocations directed to the Merging Portfolio will be automatically allocated to the Surviving Portfolio, if the Surviving Portfolio is then available to new investments. You may provide alternative instructions by calling Customer Service at the number above.

As of the Reorganization Date, all references in the prospectus to the Merging Portfolio are deleted. For more information, or information related to Investment Option Restrictions and asset allocation requirements, please refer to your prospectus or call Customer Service.

IMPORTANT INFORMATION REGARDING THE COMPANY

Information under the "VOYA INSURANCE AND ANNUITY COMPANY" section in the prospectus and under the "Description of Voya Insurance and Annuity Company" section in the SAI is updated with the following:

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of November 18, 2014, ING's ownership of Voya was approximately 19%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

SUPPLEMENT Dated December 19, 2014
To the Current Prospectus For:

Voya GoldenSelect Legends

Issued by Voya Insurance and Annuity Company
Through Its Separate Account B

This supplement updates the Prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the Prospectus for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

IMPORTANT INFORMATION REGARDING AN UPCOMING INVESTMENT PORTFOLIO REORGANIZATION

> *The following information only affects you if you currently invest in, or plan to invest in, the subaccount that corresponds to the Voya Global Resources Portfolio.*

The Board of Trustees of Voya Investors Trust approved a proposal to reorganize the **Voya Global Resources Portfolio** (Service Class 2) (the "Merging Portfolio") into the **Voya Global Value Advantage Portfolio** (Class S) (the "Surviving Portfolio"). The proposed reorganization is subject to shareholder approval. If shareholder approval is obtained, the reorganization is expected to take place on or about March 6, 2015 (the "Reorganization Date").

The **Voya Global Value Advantage Portfolio** is open and available to new investments and transfers.

The **Voya Global Value Advantage Portfolio** is designated as an Accepted Fund for MGIB, Voya LifePay, Voya Joint LifePay, Voya LifePay Plus and Voya Joint LifePay Plus riders purchased before January 12, 2009.

Prior to the Reorganization Date, you may reallocate your contract value in the Merging Portfolio to another investment portfolio or fixed option currently available under your contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract.

On the Reorganization Date, your contract value remaining in the Merging Portfolio will automatically become an investment in the Surviving Portfolio with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

After the Reorganization Date, the Merging Portfolio will no longer be available under the contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all future allocations directed to the Merging Portfolio will be automatically allocated to the Surviving Portfolio, if the Surviving Portfolio is then available to new investments. You may provide alternative instructions by calling Customer Service at the number above.

As of the Reorganization Date, all references in the prospectus to the Merging Portfolio are deleted. For more information, or information related to Investment Option Restrictions and asset allocation requirements, please refer to your prospectus or call Customer Service.

SUPPLEMENT Dated December 19, 2014
To the Current Prospectus For:

Wells Fargo Voya Landmark
Wells Fargo Voya Opportunities

Issued by Voya Insurance and Annuity Company
Through Its Separate Account B

This supplement updates the Prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the Prospectus for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

_____

IMPORTANT INFORMATION REGARDING AN UPCOMING INVESTMENT PORTFOLIO REORGANIZATION

The following information only affects you if you currently invest in, or plan to invest in, the subaccount that corresponds to the Voya Global Resources Portfolio.

The Board of Trustees of Voya Investors Trust approved a proposal to reorganize the **Voya Global Resources Portfolio** (the "Merging Portfolio") into the **Voya Global Value Advantage Portfolio** (the "Surviving Portfolio"). The proposed reorganization is subject to shareholder approval. If shareholder approval is obtained, the reorganization is expected to take place on or about March 6, 2015 (the "Reorganization Date").

Information about the Voya Global Value Advantage Portfolio. In connection with the upcoming fund merger involving Voya Global Resources Portfolio, effective on the Reorganization Date, the Voya Global Value Advantage Portfolio will be added to your contract as an available investment option. The following chart lists summary information regarding the Voya Global Value Advantage Portfolio and is added to Appendix B in your Contract Prospectus.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Voya Global Value Advantage Portfolio (Class S)	Seeks long-term growth of capital and current income.
Investment Adviser: Voya Investments, LLC	
Subadviser: Voya Investment Management Co. LLC	

The **Voya Global Value Advantage Portfolio** is designated as an Accepted Fund for MGIB, Voya LifePay, Voya Joint LifePay riders purchased before January 12, 2009.

Prior to the Reorganization Date, you may reallocate your contract value in the Merging Portfolio to another investment portfolio or fixed option currently available under your contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract.

On the Reorganization Date, your contract value remaining in the Merging Portfolio will automatically become an investment in the Surviving Portfolio with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

After the Reorganization Date, the Merging Portfolio will no longer be available under the contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all future allocations directed to the Merging Portfolio will be automatically allocated to the Surviving Portfolio, if the Surviving Portfolio is then available to new investments. You may provide alternative instructions by calling Customer Service at the number above.

As of the Reorganization Date, all references in the prospectus to the Merging Portfolio are deleted. For more information, or information related to Investment Option Restrictions and asset allocation requirements, please refer to your prospectus or call Customer Service.